

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2014

Via E-mail
Paul Howarth
Chief Executive Officer
IBV, Inc.
412 Olive Avenue, Suite 212
Huntington Beach, CA 92654

> **Re: IBV, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed May 7, 2014**
> **File No. 333-193077**

Dear Mr. Howarth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We reissue comment 2 from our comment letter dated March 19, 2014. Please be advised that your financial statements should be included as part of your prospectus and should appear prior to the Part II information required by Form S-11.

Item 10: Management's Discussion and Analysis of Financial Condition . . . , page 26

Our Portfolio, page 27

2.   We note your disclosure here and on page 32 that you expect to acquire your initial portfolio by June 30, 2014. Please clarify in the prospectus whether your CEO currently owns the properties that will make up your initial portfolio. To the extent such properties have not yet been acquired by your CEO, please tell us whether such properties have been identified.

Timing needs for Funding, page 27

3.   We note your response to comment 8 from our comment letter dated March 19, 2014. We continue to note your disclosure regarding your monthly expenses in each of your "Short-term needs", "Mid-term needs" and "Long-term needs" sections, and we continue to be unable to re-calculate the aggregate direct monthly costs you have disclosed in each section based on the monthly costs you have identified. For example only, in your "Short-term needs" section, which according to the heading is for the three-month period of July through September 2014, you identify the monthly expenses of $5,000 or $15,000 in aggregate. However, you then disclose that you have included $25,000 of monthly costs for five months in the expenses for this period. Please revise your disclosure in these sections as appropriate or advise. Please also revise your disclosure to discuss what the monthly costs and expenses identified will cover.

Item 13: Investment Policies of Registrant, page 31

4.   We note your disclosure on page 32 that you will acquire your initial portfolio from your CEO by issuing a promissory note as consideration for the properties. Please revise your disclosure to discuss the material terms of the promissory note and include as an exhibit to the registration statement a form of the promissory note or an executed copy if the note has already been issued. If the terms of the note are not known at this time, please confirm for us that you will discuss the terms and file the note in a future Exchange Act report. Please also tell us if the note will be secured by the properties acquired with it. If so, please revise your disclosure that states the properties will not be subject to a lien or mortgage.

Item 14: Description of Real Estate, page 32

Our Portfolio, page 32

5.   We note your response to comment 11 from our comment letter dated March 19, 2014. Please also discuss the relevant experience of Mr. Howarth in developing and managing properties. To the extent that Mr. Howarth does not have such experience, please so state and include appropriate risk factor disclosure. In addition, we note your revised disclosure identifies certain costs in connection with the acquisition of properties purchased at lender owned auction or tax lien sale. Please revise your business plan to discuss these costs and to indicate how you expect to pay for such expenses or advise.

Item 18: Description of Registrant's Securities, page 33

Series A Preferred Stock, page 34

6.   We note your response to comment 13 from our comment letter dated March 19, 2014.
        We also note the following statement in your disclosure: "If any dividends are declared
        for the Series A Preferred Stock, the payment of those dividends would be subject to the
        prior payment of dividends on any outstanding preferred stock, if any." Please explain to
        us when the payment of dividends to your Series A Preferred Stock would be subject to
        the prior payment of dividends and to explain whether you have any other outstanding
        preferred stock or revise your disclosure as appropriate.

Item 24: Selection, Management and Custody of Registrant's Investments, page 39

7.   We note your response to comment 17 of our comment letter dated March 19, 2014.
        Please expand your disclosure to include the information required by Item 24 of Form S-
        11. For example only, please include an explanation of whether you intend for the
        referenced management agreement to include arrangements for the leases, maintenance
        and insurance of the company's properties. Please refer to Item 24(a) of Form S-11.

Part II. Information Note Required in Prospectus, page 42

Item 33: Recent Sales of Unregistered Securities, page 42

8.   We note your response to comment 18 of our comment letter dated March 19, 2014 and
        your related revisions on page 42. Please revise your disclosure here to also identify the
        consideration received for these issuances. Refer to Item 701(c) of Regulation S-K.

Exhibits Schedule, page 45

9.   We note your response to comment 19 of our comment letter dated March 19, 2014. As
        we are unable to locate your revisions and/or filing of exhibits to address our comment,
        we are reissuing our prior comment. Please ensure that you have included all exhibits
        required by Item 601 of Regulation S-K. For example only, we note that you need to file
        a legal opinion as required by Item 601(b)(5) of Regulation S-K. Please file such exhibits
        and revise your index as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at (202) 551-3581 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor